UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 Above):

     [x]    Merger

     [ ]    Liquidation

     [ ]    Abandonment of Registration
            (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]    Election of status as a Business Development Company (Note:
            Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of form.)

2.   Name of the fund: Van Kampen American Capital Texas Tax Free Income Fund

3.   Securities and Exchange Commission File No.: 811-06464

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     [X]     Initial Application             [  ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     1 Parkview Plaza, PO Box 5555
     Oakbrook Terrace, IL 60181-5555

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Sara Badler
     (630) 684-8370
     Van Kampen Investments Inc.
     1 Parkview Plaza, PO Box 5555
     Oakbrook Terrace, IL 60181-5555

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17CFR 270.31a, .31a-2]:

     Van Kampen Asset Management Inc.
     1 Parkview Plaza, PO Box 5555
     Oakbrook Terrace, IL 60181-5555
     (630) 684-6000

8.   Classification of fund (check only one):

     [X]    Management Company;

     [ ]    Unit Investment Trust; or

     [ ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]     Open-end                [ ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Incorporated in the State of Maryland and later transferred to the State of Delaware.

11. Provide the name and address of investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Van Kampen Asset Management Inc.
     (formerly known as Van Kampen American Capital Asset Management, Inc.) 1 Parkview Plaza, PO Box 5555
     Oakbrook Terrace, IL 60181-5555

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Van Kampen Funds Inc.
     (formerly known as Van Kampen American Capital Distributors, Inc.) 1 Parkview Plaza, PO Box 5555
     Oakbrook Terrace, IL 60181-5555

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es): N/A

     (b) Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]    Yes             [X]     No

     If Yes, for each UIT state:
             Name(s): N/A

             File No.:  811-_N/A_

             Business Address: N/A

15. (a) Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]     Yes             [  ]    No

          If Yes, state the date on which the board vote took place:

          January 26, 1996

          If No, explain: N/A

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]     Yes             [ ]    No

          If Yes, state the date on which the shareholder vote took place:

          The shareholders approved the merger by a shareholder meeting for the American Capital Texas Tax Free Income Fund on October 15, 1996.

          If No, explain: N/A

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [ ]     Yes             [X]    No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

               N/A

     (b)  Were the distributions made on the basis of net assets? N/A

          [ ]     Yes             [ ]    No

     (c)  Were the distributions made pro rata based on share ownership? N/A

          [ ]     Yes             [ ]    No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers provide the exchange ratio(s) used and explain how it was calculated:

FUND BEING MERGED              PRICE     SURVIVING FUND             PRICE   EXCHANGE
                                                                            RATIO
VKAC Texas Tax Free Income -A  $ 9.8493  VKAC Municipal Income - A  $15.15  0.650118812
VKAC Texas Tax Free Income -B  $ 9.8423  VKAC Municipal Income - B  $15.15  0.649656766
VKAC Texas Tax Free Income -C  $ 9.8539  VKAC Municipal Income - C  $15.14  0.650852048
**The exchange ratio is calculated by dividing the NAV of the fund being merged by the NAV of the surviving fund.

     (e)  Liquidations only:
          Were any distribution to shareholders made in kind? N/A

          [ ]    Yes             [ ]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A

17.  Closed-end funds only: Has the fund issued senior securities? N/A

     [ ]    Yes             [ ]    No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: N/A

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]     Yes             [ ]    No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed? N/A

     (b) Describe the relationship of each remaining shareholder to the fund: N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]    Yes             [X]     No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: N/A

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See questions 18 above)

     [ ]    Yes             [X]     No

    If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A

     (b)  Why has the fund retained the remaining assets?  N/A

     (c)  Will the remaining assets be invested in securities?  N/A

     [ ]    Yes             [ ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]    Yes             [X]     No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:  N/A

     (b) How does the fund intend to pay these outstanding debts or other liabilities? N/A

IV.  Information About Event(s) Leading to Request for Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses:    $ 0

          (ii) Accounting expenses:  $ 0

          (iii)Other expenses (list and identify separately):

               Mailing Costs $ 0

                     Filing with Delaware $160.00

          (iv) Total expenses (sum of lines (i) - (iii) above):

               $160.00

     (b)  How were those expenses allocated?

               Expenses were not allocated to the Funds.

     (c)  Who paid those expenses?

               All expenses were paid by the Fund's investment adviser, Van Kampen Asset Management Inc.

     (d)  How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]    Yes             [X]     No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]    Yes             [X]     No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]    Yes             [X]     No

     If Yes, describe the nature and extent of those activities: N/A

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: Van Kampen Municipal Income Fund (f/k/a Van Kampen American Capital Municipal Income Fund).

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-4386

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 1) 33-59607; 2) N-14; 3) July 31, 1995.

     (d) If the merger or reorganization agreement has not been filed with the commission, provide a copy of the agreement as an exhibit to this form. N/A

                                  VERIFICATION

        The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Van Kampen American Capital Texas Tax Free Income Fund, (ii) he or she is the Executive Vice President and Chief Investment Officer of Van Kampen American Capital Texas Tax Free Income Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                 (Signature)

                                              /s/ Stephen L. Boyd
                                                  -------------------
                                                  Stephen L. Boyd